For Immediate Release

Exceed Company Ltd. Completes Purchase of Unit Purchase Option from Morgan Joseph & Co. Inc.

BEIJING, CHINA, December 8, 2009 – Exceed Company Ltd. (“Exceed” or the “Company”) (Nasdaq: EDS), announced today that the Company has completed the purchase of a unit purchase option (“UPO”) from Morgan Joseph & Co. Inc. (“Morgan Joseph”) for cash consideration of $2,500,000. The UPO comprises an option to purchase up to an aggregate of 550,000 units of Exceed, with each unit consisting of one share of Exceed’s common stock and one warrant to purchase a share of common stock of Exceed. The UPO was sold to Morgan Joseph by 2020 ChinaCap Acquirco, Inc., the predecessor to the Company, as partial consideration for Morgan Joseph’s services as underwriter of the initial public offering of 2020 ChinaCap Acquirco, Inc. in November 2007. The UPO has been retired and cancelled.

Exceed paid the cash consideration to Morgan Joseph out of the proceeds of a subscription in the aggregate amount of $2,500,000 by Wisetech Holdings Limited and Windtech Holdings Limited (collectively, the “Investors”) for shares of Exceed’s common stock. The subscription was completed on November 30, 2009 as the final investment tranche pursuant to the investment agreement and an escrow agreement entered into between, among others, the Investors, Windrace International Company Limited, a wholly-owned subsidiary of Exceed and Shuipan Lin (the Chairman and Chief Executive Officer of Exceed) on July 27, 2009, as amended by a supplemental agreement dated November 30, 2009.

“We believe it is in the long-term interest of our shareholders to repurchase and retire the unit purchase option thereby eliminating the dilution that would have occurred in the event the unit purchase option was fully exercised.” stated Lin Shuipan, Chairman and Chief Executive Officer of Exceed.

ABOUT EXCEED COMPANY LTD

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. It is one of the leading domestic sports and leisurewear brands in China in terms of market share by sales revenue. Since operations began in 2002, Exceed has experienced significant growth in the mass market concentrated in the second and third tier cities in China and has established a market leading position as one of the top five Chinese sportswear brands. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

FORWARD LOOKING STATEMENT

This  press  release  contains  forward-looking  statements  within  the  meaning  of  the  Private  Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management’s current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

INVESTOR RELATIONS CONTACT

Devlin Lander
ICR
(415) 419-5606
devlin.lander@icrinc.com